UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Signet Jewelers Limited
(Name of Issuer)

Common Stock, $0.18 par value
(Title of Class of Securities)

G81276100
(CUSIP Number)

Sandy Missmar Abrams Bison Investments, L.L.C. 3 Bethesda Metro Center, Suite 1250 Bethesda, MD 20814 Telephone Number 301-657-5925
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G81276100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Abrams Bison Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,525,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,525,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	G81276100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Abrams Bison Investments, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,525,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,525,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	G81276100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gavin Abrams

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,525,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,525,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	G81276100

Item 1.	Security and Issuer.

The name of the issuer is Signet Jewelers Limited, a holding company incorporated in Bermuda (the "Issuer").  The address of the Issuer's principal executive offices is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.  This Schedule 13D relates to the Issuer's Common Stock, $0.18 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by (i) Abrams Bison Partners, L.P., a Delaware limited partnership (the "Fund"), (ii) Abrams Bison Investments, L.L.C., a Delaware limited liability company (the "General Partner"), and (iii) Gavin Abrams, a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 3 Bethesda Metro Center, Suite 1250, Bethesda, MD 20814.

(c)
Gavin Abrams is the managing member of the General Partner and the General Partner is the general partner of the Fund.  The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

(d), (e)
During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which the General Partner and Gavin Abrams, through their roles described above in Item 2(c), exercise investment discretion.  No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of share they may be deemed to beneficially own.

 The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value, including, without limitation, alternatives with regards to the issuers strategic evaluation of the credit portfolio and capital structure.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 4,525,000 Shares, constituting 6.0% of the Shares, based upon *75,595,414 Shares outstanding as of the date hereof.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,525,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,525,000 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,525,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,525,000 Shares.

Gavin Abrams has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,525,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,525,000 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding Shares as of August 26, 2016, as reported in the Issuers Form 10-Q filed on August 31, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2016
(Date)

ABRAMS BISON PARTNERS, L.P. By: Abrams Bison Investments, L.L.C. By: /s/ Gavin Abrams
(Signature)

Gavin Abrams, Managing Member
(Name/Title)

ABRAMS BISON INVESTMENTS, L.L.C. * By: /s/ Gavin Abrams
(Signature)

Gavin Abrams, Managing Member
(Name/Title)

/s/ Gavin Abrams *
Gavin Abrams

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated September 23, 2016, relating to the Common Stock, $0.18 par value of Signet Jewelers Limited shall be filed on behalf of the undersigned.

September 23, 2016
(Date)

ABRAMS BISON PARTNERS, L.P. By: Abrams Bison Investments, L.L.C. By: /s/ Gavin Abrams
(Signature)

Gavin Abrams, Managing Member
(Name/Title)

ABRAMS BISON INVESTMENTS, L.L.C. By: /s/ Gavin Abrams
(Signature)

Gavin Abrams, Managing Member
(Name/Title)

/s/ Gavin Abrams
Gavin Abrams

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
9/13/2016	Common Stock, $0.18 par value	330,942		78.5657
9/14/2016	Common Stock, $0.18 par value	283,858		79.5027
9/15/2016	Common Stock, $0.18 par value	43,017		78.9657
9/16/2016	Common Stock, $0.18 par value	50,183		77.6774